Exemption number: 82 4639

KGHM Polska Miedź S.A.

ul. M. Skłodowskiej-Curie 48, 59-301 Lubin, POLAND
phone: (48 76) 84 78 200, fax: (48 76) 84 78 500

	Division of Corporation Finance United States Securities and Exchange Commission	Phone: Fax:	1 202 94 22 990 1 202 94 29 624
Contact name:	Wojciech Marciniak Director, Head Office Information Centre	Phone: Fax:	(48 76) 84 78 280 (48 76) 84 78 205

Announcement also provided to required statutory authorities

Date: 18 January 2002

Number of pages (including this one): 2

Current report 4/2002

The Management Board of KGHM Polska Miedź S.A. announces that on 31 December 2001 an increase in share capital was registered for Fabryka Nakryć Stołowych LEFANA Sp. z o.o. with head office in Legnica (an indirect subsidiary of KGHM Polska Miedź S.A.) at the Regional Court for Wrocław Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registrations.

The share capital of Fabryka Nakryć Stołowych LEFANA Sp. z o.o. was increased by PLN 1 549.7 thousand through the issuance of 30 994 shares having a nominal value of PLN 50 each. All shares in the increased share capital were obtained by Warszawska Fabryka Platerów Hefra S.A. (a subsidiary of KGHM Metale S.A., which is a subsidiary of KGHM Polska Miedź S.A.), which covered the purchase by cash.

The share capital of Fabryka Nakryć Stołowych LEFANA Sp. z o.o. following registration amounts to PLN 4 000 thousand.

The total number of votes arising from all issued shares following registration of this change in share capital is 80 000 votes.

Following registration by the Court of this change in the share capital of Fabryka Nakryć Stołowych LEFANA Sp. z o.o., its ownership structure was as follows:

- KGHM Metale S.A. – 61.26%
- Warszawska Fabryka Platerów Hefra S.A. – 38.74%

However, due to the agreement entered into on 28 December 2001 between KGHM Metale S.A. and Warszawska Fabryka Platerów Hefra S.A. relating to the sale of all shares held by KGHM Metale S.A. in Fabryka Nakryć Stołowych LEFANA Sp. z o.o. to WFP "Hefra" S.A., WFP "Hefra" S.A. has become the sole owner of Fabryka Nakryć Stołowych LEFANA Sp. z o.o.

Court of record of incorporation and registration number:
Sąd Rejonowy dla Wrocławia Fabrycznej IX Wydział Gospodarczy Krajowego Rejestru Sądowego
Nr KRS 23302
President of the Management Board: Stanisław Speczik,
Vice-Presidents of the Management Board: Stanisław Siewierski, Witold Bugajski, Grzegorz Kubacki, Jarosław Andrzej Szczepek
Share capital: PLN 2 000 000 000 (two thousand million)

EXEMPTION NUMBER: 82 4639

Legal basis:
(§5, section 1, point 12 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569)

DYREKTOR
CENTRUM INFORMACJI
Wojciech Marciniak

WICEPREZES ZARZADU
Grzegorz Kubacki